

03051736

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 8-29-03

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 36996 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CALES INVESTMENTS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

SEC MAIL PROCESSING SECTION RECEIVED AUG 28 2003 WASH, D.C. 181

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 LINCOLN STREET
(No. and Street)

DENVER (City) COLORADO (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HERMANN I. VOHS (303) 765-5600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name – *if individual, state last, first, middle name*)

4155 E. JEWELL AVE., SUITE 307 (Address) DENVER (City) COLORADO (State) 80222 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of

# OATH OR AFFIRMATION

I, HERMANN J. VOHS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALES INVESTMENTS, INC., as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

My Commission Expires Aug. 23, 2006

8/22/03

Notary Public


THOMAS MONROE
NOTARY PUBLIC
STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALES INVESTMENTS, INC.**

**REPORT PURSUANT TO RULE 17A-5(d)**

**YEAR ENDED JUNE 30, 2003**

**CALES INVESTMENTS, INC.**

**TABLE OF CONTENTS**


SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cales Investments, Inc.

We have audited the accompanying statement of financial condition of Cales Investments, Inc. as of June 30, 2003, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cales Investments, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
August 13, 2003

## CALES INVESTMENTS, INC.

## STATEMENT OF FINANCIAL CONDITION
**JUNE 30, 2003**

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 1 436 |
| Commissions receivable | | 9 395 |
| Clearing deposit | | 16 442 |
| Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $82,543 | | - |
| Other assets | | 500 |
| | **$** | **27 773** |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Payable to clearing broker | $ | 625 |
| Trade accounts payable | | 6 148 |
| Accrued expenses | | 11 414 |
| *TOTAL LIABILITIES* | | 18 187 |
| **COMMITMENTS AND CONTINGENCIES (Notes 2 and 6)** | | |
| **SHAREHOLDERS' EQUITY (Note 5):** | | |
| Series A preferred stock, $1.00 par value; 1,000,000 shares authorized; no shares issued | | - |
| Series B preferred stock, $1.00 par value; 10,000 shares authorized; 3,264.75 shares issued and outstanding | | 3 265 |
| Common stock, 1,000,000 shares authorized; $.01 par value; 3,897 shares issued and outstanding | | 39 |
| Additional paid-in capital | | 426 281 |
| Deficit | | (419 999) |
| *TOTAL SHAREHOLDERS' EQUITY* | | 9 586 |
| | **$** | **27 773** |

## CALES INVESTMENTS, INC.

## STATEMENT OF OPERATIONS
## YEAR ENDED JUNE 30, 2003

| | | |
|---|---|---|
| **REVENUE:** | | |
| Commissions (Note 1) | $ | 265 535 |
| Trading loss, net | | 920 |
| Trade charges and management fees | | 10 519 |
| Other | | 397 |
| ***Total revenue*** | | 277 371 |
| **EXPENSES:** | | |
| Commissions and fees | | 75 351 |
| Clearing charges | | 61 420 |
| Occupancy and equipment costs (Note 2) | | 2 568 |
| Salaries and wages | | 61 246 |
| Consulting, related party (Note 2) | | 12 050 |
| General and administrative | | 121 040 |
| Legal and professional | | 4 792 |
| Travel and entertainment | | 6 641 |
| ***Total expenses*** | | 345 108 |
| **NET LOSS** | $ | (67 737) |

**CALES INVESTMENTS, INC.**

**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
**YEAR ENDED JUNE 30, 2003**

| | Preferred Stock | | | | Common Stock | | Additional | |
|---|---|---|---|---|---|---|---|---|
| | Series A | | Series B | | | | Paid-In | |
| | Shares | Amount | Shares | Amount | Shares | Amount | Capital | Deficit |
| **, June 30, 2002** | - | $ - | 3 060 | $ 3 060 | 3 897 | $ 39 | $ 405 986 | $ (352 262) |
| ' Series B<br>ck (Note 6) | - | - | (270) | (270) | - | - | (26 730) | - |
| ries B<br>ck (Note 6) | - | - | 475 | 475 | - | - | 47 025 | - |
| | - | - | - | - | - | - | - | (67 737) |
| **, June 30, 2003** | **-** | **$ -** | **3 265** | **$ 3 265** | **3 897** | **$ 39** | **$ 426 281** | **$ (419 999)** |

ying notes are an integral part of this statement.

CALES INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2003

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (67 737) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | | 2 568 |
| Receivable written off to bad debt expense | | 33 324 |
| Decrease in securities owned, at market value | | 9 977 |
| Decrease in commissions receivable | | 459 |
| Increase in clearing deposit | | (537) |
| Decrease in other receivables | | 4 000 |
| Decrease in payable to clearing broker | | (4 092) |
| Decrease in trade accounts payable | | (2 337) |
| Increase in accrued expenses | | 1 183 |
| ***Net cash used in operating activities*** | | (23 192) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Repurchase of preferred B stock | | (27 000) |
| Sale of preferred B stock | | 47 500 |
| ***Net cash provided by financing activities*** | | 20 500 |
| **NET DECREASE IN CASH** | | (2 692) |
| **CASH, at beginning of year** | | 4 128 |
| **CASH, at end of year** | **$** | **1 436** |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | |
| Cash paid for interest | **$** | **132** |

CALES INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

*NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

*Organization and business*

Cales Investments, Inc., (the "Company") a Texas corporation and majority-owned subsidiary of Cales International, Inc., was incorporated July 1, 1987, and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The majority of the Company's customers are in Germany. The Company also has customers in Colorado, Wyoming, New Mexico and Texas.

*Securities inventory and revenue recognition*

Securities owned by the Company are recorded at market value and related changes in market value are reflected in income. The Company records proprietary transactions, commission revenue and related expenses on a settlement date basis. Revenues and related expenses on a trade date basis would not be materially different.

*Agreement with clearing broker*

The Company under rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

*Depreciation*

The Company provides for depreciation of furniture and equipment on straight-line and accelerated methods based on estimated lives of the related assets ranging from 3 to 7 years. At June 30, 2003 all furniture and equipment was fully depreciated.

*Income taxes*

The Company files a consolidated federal income tax return with its Parent. Each entity is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

CALES INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

## *NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES* (Continued)

***Statement of cash flows***

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

***Fair value of financial instruments***

The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. For certain of the Company's financial instruments, including cash, commissions receivable, clearing deposit, trade accounts payable and other accrued expenses, the carrying amounts approximate fair value due to their short maturities.

***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## *NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS*

During the year ended June 30, 2003, the Company paid $12,050 to its Parent for consulting services. The Parent provides office space and equipment to the Company.

## *NOTE 3 - INCOME TAXES*

The Company has a net operating loss carryforward of approximately $315,000 for income tax purposes, of which approximately $58,000 expires in 2019, $59,000 in 2020, $132,000 in 2021 and the remainder in 2022. This net operating loss carryforward may result in future income tax benefits of approximately $107,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

CALES INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

*NOTE 3 - INCOME TAXES (Continued)*

Significant components of the Company's deferred tax liabilities and assets as of June 30, 2003 are as follows:

| | |
|---|---|
| Deferred tax liabilities | $ - |
| | |
| Deferred tax assets | $ 107 000 |
| Valuation allowance | (107 000) |
| | $ - |

The valuation allowance for deferred tax assets was increased by $22,000 during the year ended June 30, 2003.

*NOTE 4 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2003, the Company had net capital and net capital requirements of $9,086 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.00 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

*NOTE 5 - SHAREHOLDERS' EQUITY*

The preferred stock of the Company consists of the following:

Series A preferred stock; nonvoting; noncumulative; nondividend-bearing; nonconvertible; not subject to sinking fund requirements; preference in liquidation of $51.47 per share; subject to redemption at $51.47 per share.

Series B preferred stock; nonvoting; noncumulative; nondividend-bearing; nonconvertible; not subject to sinking fund requirements; preference in liquidation of $100 per share; subject to redemption at $100 per share.

During the year ended June 30, 2003, the Company sold 475 shares of series B preferred stock for $47,500. The Company repurchased and retired 270 shares of series B preferred stock for $27,000.

CALES INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

### *NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES*

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company may purchase securities for its own account and may incur losses if the market value of the securities decline subsequent to the purchase.

The Company bears the risk of financial failure by its clearing broker. If the broker should cease doing business, the Company's receivable and clearing deposit from this clearing broker could be subject to forfeiture.

# SUPPLEMENTARY INFORMATION

CALES INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
JUNE 30, 2003

| | | |
|---|---|---|
| **CREDIT:** | | |
| Shareholders' equity | $ | 9 586 |
| **DEBITS:** | | |
| Non-allowable assets: | | |
| Other assets | | 500 |
| ***Total debits*** | | 500 |
| Net capital before haircuts on securities positions | | 9 086 |
| Haircuts on securities postions | | - |
| **NET CAPITAL** | | 9 086 |
| Minimum requirements of 6-2/3% of aggregate indebtedness of $18,187 or $5,000, whichever is greater | | 5 000 |
| ***Excess net capital*** | **$** | **4 086** |
| **AGGREGATE INDEBTEDNESS:** | | |
| Payable to clearing broker | $ | 625 |
| Trade accounts payable | | 6 148 |
| Accrued expenses | | 11 414 |
| **TOTAL AGGREGATE INDEBTEDNESS** | **$** | **18 187** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **2.00 to 1** |

NOTE: There are no material differences in the above computation of net capital withh that included in the Company's corresponding unaudited form X-17A-5 Part II filing.



CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Cales Investments, Inc.

In planning and performing our audit of the financial statements and supplementary information of Cales Investments, Inc. for the year ended June 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Cales Investments, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Cales Investments, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of th specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

In addition, our review indicated that Cales Investments, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of June 30, 2003, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
August 13, 2003